Filed by Heartland Group, Inc. (Commission File No. 033-11371)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Heartland Group, Inc.

File Number of Related Registration Statement:

333-239401

The following script will be used by Heartland Advisors, Inc., the Heartland Select Value Fund’s investment adviser, to contact shareholders of the Fund regarding the proposed reorganization.

Connect Script - If you connect

Hello ______, this is ______ from Heartland calling, how are you?   Have you been receiving phone calls and mail regarding a proxy vote regarding the Heartland Select Value Fund?  That is the reason for my call.  We know many of our shareholders have been contacted by an outside firm named Broadridge, which was probably unfamiliar to them, so I wanted to call you today directly from the firm to confirm this is a project we are working on.  I can explain what is happening very briefly. We have two Heartland Funds which have many similarities including portfolio managers and investment philosophies.  We are proposing making the two funds one.  The benefit would be greater focus and longer term the ability to grow the fund and as a result potentially reduce costs.

At this point, what is most important is that you vote.  This is not a contentious issue, of those voted over 90% of our clients have agreed to merge the funds together.  However for a proxy to be valid we need 50% of the shares voted and we are just shy of that number.  Because we serve mostly individual investors like yourself, we do not have a massive client that can vote all their shares to push the proxy to completion.  So we need our clients to vote.

The whole process takes just 1-2 minutes over the phone.  All Broadridge needs is the spelling of your last name and zip code and a yes or no vote.  As an employee of Heartland I cannot take your vote directly. If you hold for one moment I’ll bring Broadridge on the line to take care of this.

Voice Message

Hello, this is ________ calling from Heartland Funds in Milwaukee.  The reason for my call is the open proxy vote on the Heartland Select Value Fund of which you are a shareholder.  I know many of our shareholders have received phone calls and information from an outside solicitor named Broadridge that may be unfamiliar to you.  I want to assure as an employee of Heartland this is a valid project and they are our partner in this process. There is an important change being proposed to the fund and we would like to make sure you are aware of what’s happening.  Please call me back at ______ to explain the implications to you.

If they call back, use your connect script…

Disclosure:

This is not an offer to sell a solicitation of any offer to buy any shares of the Heartland Select Value Fund or the Heartland Mid Cap Value Fund.

Investors are urged to read the relevant documents filed with the Securities and Exchange Commission (the “SEC”) (including the registration statement on Form N-14 for Heartland Group Inc. (“HGI”) containing the combined proxy statement/prospectus for the reorganization and the Heartland Mid Cap Value Fund into which the Heartland Select Value Fund will be reorganized) because they contain important information. The combined proxy statement/prospectus relating to the reorganization has been mailed to shareholders of the Heartland Select Value Fund and contains information about persons who may be considered “participants” in the solicitation of the Heartland Select Value Fund’s shareholders. These documents can be obtained for free from the SEC at www.sec.gov or from HGI by calling 414-347-7777.